SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  FORM N-17F-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 (17CFR 270.17f-2)

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1.  Investment Company Act File Number:                                               Date examination completed:
       811-4881                                                                           FEBRUARY 1, 1999
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2.  State identification Number:
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AL                     AK                   AZ                   AR                   CA                   CO
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CT                     DE                   DC                   FL                   GA                   HI
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ID                     IL                   IN                   IA                   KS                   KY
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LA                     ME                   MD                   MA                   MI                   MN
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MS                     MO                   MT                   NE                   NV                   NH
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NJ                     NM                   NY                   NC                   ND                   OH
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OK                     OR                   PA                   RI                   SC                   SD
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TN                     TX                   UT                   VT                   VA                   WA
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WV                     WI                   WY                   PUERTO RICO
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Other (specify):
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3. Exact name of investment company as specified in registration statement:
       NORWEST ADVANTAGE FUNDS
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4. Name under which business is conducted, if different from above:

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5.Address of principal  place of business  (number,  street,  city,  state,  zip code): TWO PORTLAND SQUARE, PORTLAND, ME 04101
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

INSTRUCTIONS
This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company
1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a Comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and form to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth St., N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208, New Executive Office Building, Washington, D.C. 20503.

INDEPENDENT AUDITORS' REPORT

To the Board of Trustees of
Norwest Advantage Funds
and
Securities and Exchange Commission:

We have examined management's assertion, included in its representation letter, that Cash Investment Fund, U.S. Government Fund, Treasury Fund, Treasury Plus Fund, Ready Cash Investment Fund, Municipal Money Market Fund, Stable Income Fund, Limited Term Government Income Fund, Intermediate Government Income Fund, Diversified Bond Fund, Diversified Small Cap Fund, Income Fund, Total Return Bond Fund, Limited Term Tax-Free Fund, Tax-Free Income Fund, Colorado Tax-Free Fund, Minnesota Intermediate Tax-Free Fund, Minnesota Tax-Free Fund, Strategic Income Fund, Moderate Balanced Fund, Growth Balanced Fund, Aggressive Balanced-Equity Fund, Index Fund, Income Equity Fund, ValuGrowth Stock Fund, Diversified Equity Fund, Growth Equity Fund, Large Company Growth Fund, Small Company Stock Fund, Small Company Growth Fund, Small Cap Opportunities Fund, International Fund, WealthBuilder II Growth Portfolio, WealthBuilder II Growth & Income Portfolio, WealthBuilder II Growth Balanced Portfolio, Performa Strategic Value Bond Fund, Performa Disciplined Growth Fund, Performa Small Cap Value Fund, and Performa Global Growth Fund of Norwest Advantage Funds (the Funds), complied with the provisions of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of December 31, 1998. Management is responsible for the Funds' compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1998, with respect to securities transactions, without prior notice to management:

(1) Inspection of documentation of all securities located in the vault, if any, of Norwest Bank Minneapolis, N.A., the Custodian;

(2) Confirmation of securities held in book entry form by Participant Trust Company, Bankers Trust Company, Morgan Stanley Trust Company, Depository Trust Company, and the Federal Reserve Bank and examination of selected security position reconciliations;

(3) Inspection of documentation of other securities held in safekeeping by the Custodian but not included in (1) or (2) above and examination of selected security position reconciliations;

(4) Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

(5) Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

(6)  Tests of selected security transactions since the date of our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that Norwest Advantage Funds was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1998 is fairly stated in all material respects.

This report is intended solely for the information and use of management of Norwest Advantage Funds and should not be used for any other purpose.






Boston, Massachusetts
February 1, 1999

[Logo] NORWEST BANKS                           Norwest Bank Minnesota, N.A.
                                               Norwest Center
                                               Sixth and Marquette
                                               Minneapolis, Minnesota 55479-0001
                                               612-667-1234


February 1, 1999

KPMG Peat Marwick LLP
99 High Street
Boston, MA  02110-2371



RE: Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940.


Ladies and Gentlemen:

Norwest Bank, Minnesota, N.A., as investment manger for Cash Investment Fund, U.S. Government Fund, Treasury Fund, Treasury Plus Fund, Ready Cash Investment Fund, Municipal Money Market Fund, Stable Income Fund, Limited Term Government Fund, Intermediate Government Income Fund, Diversified Bond Fund, Income Fund, Total Return Bond Fund, Limited Term Tax-Free Fund, Tax-Free Income Fund, Colorado Tax-Free Fund, Minnesota Intermediate Tax-Free Fund, Minnesota Tax-Free Fund, Strategic Income Fund, Moderate Balanced Fund, Growth Balanced Fund, Aggressive Balanced-Equity Fund, Index Fund, Income Equity Fund, ValuGrowth Stock Fund, Diversified Equity Fund, Growth Equity Fund, Large Company Growth Fund, Diversified Small Cap Fund, Small Company Stock Fund, Small Company Growth Fund, Small Cap Opportunities Fund, International Fund, Performa Strategic Value Bond Fund, Performa Disciplined Growth Fund, Performa Small Cap Value Fund, Performa Global Growth Fund, WealthBuilder II Growth Portfolio, WealthBuilder II Growth and Income Portfolio, and WealthBuilder II Growth Balanced Portfolio of Norwest Advantage Funds, is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments of Registered Management Investment Companies," of the Investment Company Act of 1940. It is also responsible for establishing and maintaining an effective internal control structure over compliance with Rule 17f-2 requirements.

Norwest Bank, Minnesota, N.A. has performed an evaluation of the Norwest Advantage Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 1998. Based on this evaluation, it has been determined that the Norwest Advantage Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 1, 1998, with respect to securities reflected in the investment accounts of the Norwest Advantage Funds.

Sincerely,

Norwest Bank, Minnesota, N.A.

/s/Carol Warner

Carol Warner, Senior Vice President
Trust Operations & Technology